Filed Pursuant to Rule 433

Registration No. 333-229015

Horizon II | Current Rate Caps

CUNA MUTUAL GROUP



Effective beginning: 03/23/21
For contracts issued on: 04/10/21
Applications with money, in good order and received in the Waverly office by noon on Thursday, April 08 will receive the rates listed below

Index	Secure Account	Growth Account
S&P 500	4.00%	12.50%
MSCI EAFE	4.50%	20.00%

Rate caps are subject to change. Rate caps are effective as of the above date and assume a risk control account can be started on the date shown.

S&P 500

Blended Comfort Zone		Risk Control Account Allocations	
Floor	Cap	Secure	Growth
0.00%	4.000%	100%	0%
-1.00%	4.850%	90%	10%
-2.00%	5.700%	80%	20%
-3.00%	6.550%	70%	30%
-4.00%	7.400%	60%	40%
-5.00%	8.250%	50%	50%
-6.00%	9.100%	40%	60%
-7.00%	9.950%	30%	70%
-8.00%	10.800%	20%	80%
-9.00%	11.650%	10%	90%
-10.00%	12.500%	0%	100%

MSCI EAFE

Blended Comfort Zone		Risk Control Account Allocations	
Floor	Cap	Secure	Growth
0.00%	4.500%	100%	0%
-1.00%	6.050%	90%	10%
-2.00%	7.600%	80%	20%
-3.00%	9.150%	70%	30%
-4.00%	10.700%	60%	40%
-5.00%	12.250%	50%	50%
-6.00%	13.800%	40%	60%
-7.00%	15.350%	30%	70%
-8.00%	16.900%	20%	80%
-9.00%	18.450%	10%	90%
-10.00%	20.000%	0%	100%

Sample allocations

By blending your allocations to Horizion's risk control accounts, you can customize your comfort zone of risk and reward. These sample allocations are hypothetical and do not guarantee or predict actual performance. To learn more, contact your financial advisor or visit **cmannuities.com** today.

MEMBERS Horizon Annuities are issued by
MEMBERS LIFE INSURANCE COMPANY,
a stock life insurance company
MHA-2317503.2-0321-0423

© CUNA Mutual Group

Horizon II | Current Rate Caps

Important Disclosures

Annuities are long-term insurance products designed for retirement purposes. Many variable annuities offer four main features: (1) a selection of investment options, (2) tax-deferred earnings accumulation, (3) guaranteed lifetime payout options, and (4) death benefit options. A current prospectus for the MEMBERS® Horizon should either precede or accompany this brochure. Before investing, consider the annuity's investment objectives, risks, charges and expenses. The prospectus contains this and other information. Please read it carefully.

This material is informational only and is not investment advice. If you need advice regarding your financial goals and investment needs, contact a financial advisor.

Annuity contract values, death benefits and other values fluctuate based on the performance of the investment options and may be worth more or less than your total purchase payment when surrendered. **All guarantees are backed by the claims-paying ability of MEMBERS Life Insurance Company (MEMBERS Life) and do not extend to the performance of the underlying accounts which can fluctuate with changes in market conditions.** Withdrawals may be subject to a market value adjustment (MVA). The MVA can have a positive or negative impact on contract values, depending on how interest rates have changed since the contract was issued. The range of fees and charges for the MEMBERS® Horizon II Series B includes a contract fee of 1.50% and management fees that vary by Variable subaccount investment option.

Hypothetical examples do not represent any specific annuity contract and may not be used to project or predict investment results. You may not invest directly in an index. Rate caps vary by Index and by Risk Control account and can be adjusted annually on Risk Control account anniversary, subject to a minimum rate cap of 1.00% and a bailout provision. A bailout rate is set for each risk control account. If the rate cap for a given year is declared below that rate, you may transfer your value from that risk control account to the Variable subaccounts. You'll have 30 days after your Risk Control account anniversary to make this transfer.

Withdrawals of taxable amounts are subject to ordinary income tax, and if taken before age 591/2 may be subject to a 10% federal tax penalty. If you are considering purchasing an annuity as an IRA or other tax-qualified plan, you should consider benefits other than tax deferral since those plans already provide tax-deferred status. MEMBERS Life does not provide tax or legal advice. Contact a licensed professional.

There is no guarantee that the S&P 500 Index or MSCI EAFE Index will be available during the entire time you own your contract. We reserve the right to add, delete or substitute an Index. If we substitute an Index, the performance of the new Index may differ from the original Index. This, in turn, may affect the performance of your Risk Control accounts. We will not substitute an Index until approved by the insurance department in your state. We reserve the right to add or substitute a Risk Control account. We will notify you of any change in a Risk Control account or Index in advance. Notification will be in your annual report unless timing of any such change would cause us to send notification prior to your Risk Control account anniversary.

The S&P 500 Index is a product of S&P Dow Jones Indices LLC ("SPDJI"), and has been licensed for use by CMFG Life Insurance Company (CMFG Life). MEMBERS Life is a wholly-owned indirect subsidiary of CMFG Life. Standard & Poor's®, S&P® and S&P 500® are registered trademarks of Standard & Poor's Financial Services LLC ("S&P"); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by CMFG Life Insurance Company. MEMBERS® Horizon II is not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in this product nor do they have any liability for any errors, omissions or interruptions of the S&P 500 Index. The S&P 500 Index does not include dividends paid by the underlying companies.

MEMBERS® Horizon II is not sponsored, endorsed, issued, sold or promoted by MSCI, and MSCI bears no liability with respect to this product or any index on which it is based. The prospectus contains a more detailed description of the limited relationship MSCI has with CMFG Life Insurance Company and any related products.

CUNA Mutual Group is the marketing name for CUNA Mutual Holding Company, a mutual insurance holding company, its subsidiaries and affiliates. Annuities are issued by CMFG Life and MEMBERS Life and distributed by their affiliate, CUNA Brokerage Services, Inc., member FINRA/SIPC, a registered broker/dealer and investment advisor, 2000 Heritage Way, Waverly, IA, 50677. CMFG Life and MEMBERS Life are stock insurance companies. MEMBERS® is a registered trademark of CMFG Life. **Investment and insurance products are not federally insured, may involve investment risk, may lose value and are not obligations of or guaranteed by any depository or lending institution.** All contracts and forms may vary by state, and may not be available in all states or through all broker/dealers. Base policy form 2018-VA, 2018-VA-F and 2018-VA(ID).

Not a deposit • Not guaranteed by any bank or credit union • May lose value

Not FDIC/NCUA insured • Not insured by any federal government agency

MHA-2317503.2-0321-0423

© CUNA Mutual Group